                  SUPPLEMENT TO THE OFFER TO PURCHASE FOR CASH
                 ANY AND ALL OUTSTANDING SHARES OF COMMON STOCK
                                       OF
                               MAXTOR CORPORATION
                                       BY
                           HYUNDAI ACQUISITION, INC.
                          A WHOLLY OWNED SUBSIDIARY OF

                          HYUNDAI ELECTRONICS AMERICA
                                       AT
                              $6.70 NET PER SHARE

--------------------------------------------------------------------------------


   THE OFFER HAS BEEN EXTENDED AND THE OFFER AND WITHDRAWAL RIGHTS WILL NOW EXPIRE AT 6:00 P.M., NEW YORK CITY TIME, ON FRIDAY, JANUARY 5, 1996, UNLESS THE OFFER IS FURTHER EXTENDED.

--------------------------------------------------------------------------------

     THE BOARD OF DIRECTORS OF MAXTOR CORPORATION, BASED ON THE UNANIMOUS RECOMMENDATION OF THE SPECIAL COMMITTEE OF MAXTOR'S BOARD OF DIRECTORS, HAS APPROVED THE OFFER, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, HAS DETERMINED THAT THE OFFER, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT ARE FAIR TO AND IN THE BEST INTERESTS OF MAXTOR'S STOCKHOLDERS (OTHER THAN HOLDERS OF CLASS A SHARES) AND RECOMMENDS THAT THE STOCKHOLDERS OF MAXTOR (OTHER THAN HOLDERS OF CLASS A SHARES) ACCEPT THE OFFER AND TENDER THEIR SHARES.

                            ------------------------


     The Offer is not conditioned upon any minimum number of Shares being tendered. The Offer is, however, conditioned on, among other things, the obtainment of final approval of all necessary governmental officials and agencies of the Republic of Korea to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement, without any conditions reasonably deemed by Hyundai Electronics America to materially adversely affect the intended economic benefits to it and its affiliates of the Offer, the Merger and the other transactions contemplated by the Merger Agreement. It is not possible to predict the amount of time necessary to obtain this governmental approval or whether such approval can be obtained. Subject to the other conditions of the Offer, the Purchaser intends to extend the Offer from time to time until such approval has been received. The Offer is also subject to certain other terms and conditions. See Sections 10 and 11 of the Offer to Purchase.


                            ------------------------

                                   IMPORTANT


     Any stockholder desiring to tender all or any portion of such stockholder's Shares should either (i) complete and sign the enclosed Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have such stockholder's signature thereon guaranteed if required by Instruction 1 to the Letter of Transmittal, mail or deliver the Letter of Transmittal or such facsimile and any other required documents to the Depositary and either deliver the certificates for such Shares to the Depositary along with the Letter of Transmittal or facsimile or deliver such Shares pursuant to the procedure for book-entry transfer set forth in Section 3 of the Offer to Purchase prior to the expiration of the Offer or (ii) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. A stockholder having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such stockholder desires to tender such Shares.


     A stockholder who desires to tender Shares and whose certificates for such Shares are not immediately available or who cannot comply with the procedures for book-entry transfer described in this Offer to Purchase on a timely basis, may tender such Shares by following the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase.

     Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Supplement. Additional copies of this Supplement, the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent, the Dealer Manager or from brokers, dealers, or commercial banks and trusts.

                            ------------------------

     THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                            ------------------------

                      The Dealer Manager for the Offer is:
                              MERRILL LYNCH & CO.

December 20, 1995

                               TABLE OF CONTENTS


                                                                                        PAGE
                                                                                        ----
Introduction..........................................................................
Special Factors.......................................................................    1
  Background of the Transaction; Past Contacts; Transactions and
     Negotiations with the Company....................................................    1
  Opinion of Financial Advisor........................................................    3
  Plans for the Company after the Transaction.........................................    5
  Financing the Transaction...........................................................
The Tender Offer......................................................................    5
  Section 1. Price Range of Shares; Dividends.........................................    5
  Section 2. Certain Information Concerning the Company...............................
  Section 3. Certain Information Concerning HEI.......................................
  Section 4. Certain Legal Matters; Regulatory Approvals..............................    6
  Section 5. Miscellaneous............................................................    7

To the Holders of Common Shares of
  Maxtor Corporation:

     The following information amends and supplements the Offer to Purchase, dated November 8, 1995 (the "Offer to Purchase"), of Hyundai Acquisition, Inc. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Hyundai Electronics America, a California corporation ("Parent"), pursuant to which the Purchaser is offering to purchase any and all outstanding shares of common stock, par value $.01 per share (the "Shares"), of Maxtor Corporation, a Delaware corporation (the "Company"), at a price of $6.70 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in this Supplement, the Offer to Purchase and in the related Letter of Transmittal (which, as amended from time to time, collectively constitute the "Offer").

     This Supplement should be read in conjunction with the Offer to Purchase. Except as otherwise set forth in this Supplement, the terms and conditions previously set forth in the Offer to Purchase remain applicable in all respects to the Offer. Unless the context requires otherwise, terms not defined herein have the meanings ascribed to them in the Offer to Purchase.

     This Supplement, the Offer to Purchase and the Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.


     Parent and the Company have entered into a Memorandum of Understanding with the plaintiffs in certain litigation challenging the Offer and the Merger, providing for the proposed settlement of such litigation. See "Special Factors -- Background of the Transaction; Past Contacts, Transactions and Negotiations with the Company -- Certain Litigation".


                                SPECIAL FACTORS

BACKGROUND OF THE TRANSACTION; PAST CONTACTS, TRANSACTIONS AND NEGOTIATIONS WITH THE COMPANY.

     The last two paragraphs on page 10 of the Offer to Purchase under the caption "Special Factors -- Background of the Transaction; Past Contacts, Transactions and Negotiations with the Company" are hereby amended to read as follows (changes have been italicized):


     Later that day, the legal and financial advisors of Parent and the Special Committee met again. At this meeting, representatives of Bear Stearns made a presentation justifying a range of prices between $6.30 and $12.33 per Share based on a variety of different valuation methodologies, which were comparable company analysis, comparable transaction analysis and review of historical trading data of the Company and acquisition premiums paid in public comparable transactions, and proposed a per Share acquisition price of $10.75
"See -- 'Opinion of Financial Advisor'." Representatives of Merrill Lynch advised the Special Committee's representatives that $10.75 was not acceptable to the Parent and that $5.15 per Share was a full and fair price. Representatives of Merrill Lynch also advised the Special Committee's representative that their client was reviewing its options concerning further negotiations.



     On October 26, 1995, the Company issued a press release stating that the Special Committee did not accept Parent's offer per Share and that the parties were reviewing their options concerning negotiations and announcing its quarterly financial results, including net loss of $44.5 million for the quarter ended September 30, 1995, compared to the $13.8 million net loss reported for the quarter ended July 1, 1995. See Section 7. On October 26, 1995, the Hyundai Shareholders filed an amendment to their Schedule 13D disclosing that Parent had delivered the letter described above to the Special Committee. The Special Committee also met on October 26, 1995 to consider the status of negotiations and concluded that it would seek to continue discussions with Parent. Thereafter, and after discussing the matter with the Special Committee and Bear Stearns, Mr. Gallo of the Special Committee and Mr. Y.H. Kim, President and Chief Executive Officer of Parent, met to discuss Parent's offer. At their meeting, Mr. Gallo indicated that the Special Committee desired a price of $8.00 per Share and Mr. Kim indicated that he believed agreement would be difficult to reach if the Special Committee were not willing to consider a price significantly below $8.00, but that HEI would respond to the Special Committee's position. Mr. Kim also reiterated Parent's view that $5.15 per Share was a full and fair price for the Shares not already owned by the Hyundai Shareholders. The October 26, 1995 letter sent from the Special Committee to Hyundai outlined the reasons why the Company believed a purchase price of $8 per Share was fair. The financial information in the letter had been discussed with and reviewed by Bear Stearns. The financial and valuation information included in the letter was derived from a financial analysis which was later formally presented to the Special Committee by Bear Stearns on November 1, 1995. The range of values discussed in the October 26, 1995 letter was $6.30 to $12.33 per Share based on the Special Committee's belief that the comparable transaction analysis and merger premium analysis were most meaningful to the Special Committee's negotiating posture. For strategic negotiating reasons, lower valuation ranges which were derived from other analyses conducted by Bear Stearns were not included in the October 26, 1995 letter.


     In making the decision to go from its $10.75 counteroffer to a discussion of an $8 price, the Special Committee considered several factors, including: (1) the uncertainty regarding whether negotiations with Hyundai would, in fact, continue in the event that the Special Committee insisted upon further discussions in the $10.75 range, (2) the financial condition of the Company and
(3) the beliefs of the members of the Special Committee regarding the likely perception in the marketplace of announcing that negotiations with Hyundai had broken off.


     The following supplements the fourth paragraph on page 12 of the Offer to
Purchase:


Bear Stearns took note of the range of prices presented in price negotiations on October 25, 1995 and the oral counter proposal to Parent's $5.15 offer of $10.75 per Share, and advised that in its view the $6.70 price was fair from a financial point of view in light of the company's current financial condition and the high potential for value erosion due to factors previously discussed with the Special Committee, taking into account the range of implied values for the Company based on their analyses. The Special Committee considered the fact that the range of prices presented by Bear Stearns included values higher as well as lower than the proposed $6.70 price, but concluded that the $6.70 offer was the highest price that could be negotiated with Parent, based on the extensive arms' length negotiations with Parent in light of the high potential for value erosion for the Company. See "-- Opinion of Financial Advisor."



     Certain Litigation. The following information supplements the information set forth in the Offer to Purchase under the caption "Background of the Transaction; Past Contacts, Transactions and Negotiations with the Company."


     The Company is also a defendant in the previously described Wacholder
Action.


     On November 17, 1995, a purported class action entitled Silber v. Maxtor Corporation, et al. C.A. No. 14708 (the "Silber Action") was filed in the Court of Chancery of the State of Delaware in and for New Castle County (the "Delaware Chancery Court"). The Silber Action named as defendants each of the current members of the Board of Directors, the Company, Parent and the Purchaser. The Silber Action alleged, among other things, that the defendants violated their fiduciary duties in structuring the Offer to eliminate the public stockholders of the Company from continued equity participation in the Company at a price per Share which is grossly unfair and inadequate, that Parent, the Purchaser and the Hyundai Shareholders dominate and control the Company and the Board of Directors giving them access to nonpublic information relating to the true value of the Company and preventing a truly independent evaluation of the Offer, and that the Special Committee was not independent. The Silber Action sought relief including, among other things, that the court preliminarily and permanently enjoin the consummation of the Offer, order defendants to carry out their fiduciary duties, account for and place in trust all profits realized from their alleged actions, and award attorneys' fees and costs.



     On November 20, 1995, a purported class action entitled Barrington v. Gallo, et al. C.A. No. 14711 (the "Barrington Action") was filed in the Delaware Chancery Court. The Barrington Action named as defendants each member of the Board of Directors except Mr. Christ. The Company, Parent, HEI and Mr. Ryal R. Poppa, a former director of the Company, were also named as defendants. The Barrington Action alleged that HEI controls and dominates the directors of the Company and that the Company directors have approved the Parent's $6.70 proposal notwithstanding the "gross inadequacy and unfairness of the price." The Barrington

Action sought relief including, inter alia, a preliminary and permanent injunction against the consummation of the Offer, unspecified damages and attorneys' fees and costs.


     On November 1, 1995, a purported class action entitled Campanella v. Maxtor Corporation, et al., C.A. No. CV753578 (the "Campanella Action") was filed in the Superior Court for the State of California in the County of Santa Clara. The Campanella Action named as defendants each member of the current Board of Directors except Mr. Christ. The Campanella Action also named as defendants the Company, HEI, Parent, and Mr. Ryal R. Poppa, a former director of the Company. The Campanella Action alleged that, because HEI controls and dominates the directors of the Company and the Company directors approved the Parent's $6.70 proposal notwithstanding the "gross inadequacy and unfairness of the price," the defendants committed fraud and aided and abetted one another in violating fiduciary duties. The Campanella Action sought relief including, inter alia, a preliminary and permanent injunction against the consummation of the Offer, unspecified damages and attorney's fees and costs. None of the defendants in the Campanella Action have been served, and no defendant learned of the Campanella Action before December 8, 1995.



     On December 13, 1995, plaintiffs in the Wacholder Action, the Silber Action and the Barrington Action filed a Consolidated Amended Complaint which, in addition to the allegations in the original complaints, alleged that defendants breached their duties of disclosure by failing to disclose all material facts, including (i) the bases and methodologies underlying Bear Stearns' evaluation and opinion of the fairness of the consideration offered to the Company's stockholders, (ii) the circumstances surrounding the negotiations for the acquisition of Shares and why the individual defendants agreed to a price of $6.70 per Share when such consideration was at the low end of Bear Stearns' range of values, (iii) why the Special Committee retreated from its first proposal of $10.75 per Share to $8.00 per Share without an intervening counteroffer from Hyundai, (iv) that the terms of Parent's Consent Rights purported to limit the Company's directors in the exercise of their fiduciary duties to obtain the best price for the Shares, and (v) that Hyundai dictated the terms of, and negotiations for, the sale of the Company by exercising its control over the Company's business dealings.



     On December 14, 1995, the Delaware Chancery Court issued an order consolidating the Wacholder Action, the Silber Action and the Barrington Action under the caption, In Re Maxtor Corporation Shareholders Litigation, Consolidated C.A. No. 14668 (the "Consolidated Action").



     On December 18, 1995, counsel to the parties in the Consolidated Action and the Campanella Action agreed to a Memorandum of Understanding governing a proposed settlement of both actions. The Memorandum of Understanding provides for, among other things, (i) certain disclosure to be disseminated to shareholders of the Company as promptly as practicable (such disclosure is included in this supplement), (ii) the Consolidated Action to be certified, conditionally and for settlement purposes only, as a class action, (iii) such action to be dismissed with prejudice and (iv) defendants' agreement not to oppose an application by plaintiffs' counsel for an award of fees of $290,000 and expenses not to exceed $25,000, to be paid jointly by the Company and Parent. The Memorandum of Understanding and the proposed settlement are conditioned on, among other things, final approval by the Delaware Chancery Court, confirmatory discovery by plaintiffs, the purchase of Shares pursuant to the Offer and the consummation of the Merger. The foregoing description of the Memorandum of Understanding is qualified in its entirety by reference to the text of such memorandum, which has been filed as an exhibit to the Schedule 14D-1. See Section 5 of this Supplement.


OPINION OF FINANCIAL ADVISOR


     Comparable Company Analysis. The first full paragraph under the caption "Special Factors -- Opinion of Financial Advisor -- Comparable Company Analysis" in the Offer to Purchase is hereby amended to read as follows (changes have been italicized):



     Bear Stearns compared certain actual and estimated financial data, stock market data and multiples of income statement parameters of certain other publicly traded companies deemed to be generally comparable to the Company. Such companies were used in this analysis because they were deemed by Bear Stearns to operate in the same general industry (disk drives) as the Company. The Comparable Companies met the following criteria: (1) they were all U.S. based companies, (2) they all do business world wide, (3) there was adequate stock market and financial information about each of these companies from which to derive a meaningful comparison, (4) each company derived a majority of its revenues from its disk drive business in the last twelve months and (5) during the last twelve months, each company had revenues exceeding $250 million. Bear Stearns used the following five companies it considered to be generally comparable (the "Comparable Companies"): Conner Peripherals, Inc. ("Conner"), Micropolis Corporation, Quantum Corporation ("Quantum"), Seagate Technology, Inc. ("Seagate") and Western Digital Corporation. Bear Stearns excluded Conner from calculations involving valuation multiples because, in its view, Conner's stock is no longer trading on the basis of its financial performance but is instead trading on the basis of its pending merger with Seagate. Bear Stearns observed that no company used in this analysis as a comparison is identical to the Company. In particular, such companies have different product mixes and different proportions of original equipment manufacturer ("OEM") and distribution sales and have different operating histories and financial conditions.



     Comparable Transaction Analysis. The first three paragraphs under the caption "Special Factors -- Opinion of Financial Advisor -- Comparable Transaction Analysis" in the Offer to Purchase are hereby amended to read as follows (changes have been italicized):


     Bear Stearns analyzed the multiples of various financial statistics implied by the consideration paid in eight pending or consummated merger and acquisition transactions since 1990 involving companies deemed to be generally comparable to the Company. Such companies were used in this analysis because they were deemed by Bear Stearns to operate in the same general industry sector as the Company. The eight pending or consummated merger transactions used herein as comparables represent the relevant transactions in the data storage industry since January 1, 1990 for companies where there was adequate stock market and/or financial information about each of the transactions from which to derive a meaningful comparison; and the size of the transaction exceeded $10 million. To the extent information was publicly available for these transactions, multiples analyzed included price per share to latest twelve months and projected earnings per share and aggregate transaction value (defined as the total price paid for all equity securities of a company plus debt less cash) to latest twelve months revenues, EBITDA and EBIT. The transactions analyzed included: Conner and Seagate; the Disk Drive Division ("Digital") of Digital Equipment Corporation and Quantum; Sunward Technologies, Inc. and Read-Rite Corporation; Archive Corporation and Conner Peripherals, Inc.; Colorado Memory Systems, Inc. and Hewlett-Packard Company; Dastek, Inc. and Komag Incorporated; WangDAT, Inc. and Rexon Incorporated; and Cipher Data Products, Inc. and Archive Corporation (collectively, the "Comparable Transactions"). Bear Stearns observed that no company used in this analysis as a comparison is identical to the Company. In particular, such companies have different product offerings and market positions than the Company and have different operating histories and financial conditions. In performing the Comparable Transactions analyses, Bear Stearns focused primarily on the implied equity values per share derived by applying the harmonic mean multiples of certain income statement parameters at which the Comparable Transactions were completed to the Company's respective income statement parameters.


     Based on the harmonic mean multiple of aggregate transaction value to latest twelve months revenues of 0.77x for the Comparable Transactions, the Company's implied equity value per share was $12.31. This harmonic mean multiple compared to a range of 0.45x to 1.69x for the Comparable Transactions. Based on the harmonic mean multiple of price per share to projected next year earnings per share of 9.2x for the Comparable Transactions, the Company's implied equity value per share ranged from $4.60 to $9.20. This harmonic mean multiple compared to a range of 7.2x to 15.9x for the Comparable Transactions. A derivation of implied value based on LTM EBITDA, LTM EBIT, LTM earnings per share or projected current year earnings per share produced results which were not meaningful due to the Company's operating losses during these periods. The overall range of values indicated from the above analyses resulted in an overall range of implied equity value per share for the Company of $4.60 to $12.31. Bear Stearns noted that the $6.70 offer price was within this range of values.


     Bear Stearns observed that two recent transactions involving disk drive companies (i.e., Conner/Seagate and Digital/Quantum) were more comparable than the other transactions and therefore analyzed the multiples of various financial statistics implied by the consideration paid in each of these transactions separately. These transactions were deemed by Bear Stearns to be more comparable because they involved companies which derived a substantial portion of their revenue from the manufacture and sale of hard disk drives.


     Review of Historical Trading Data and Acquisition Premiums. The fourth full paragraph under the caption "Special Factors -- Opinion of Financial Advisor -- Review of Historical Trading Data and Acquisition Premiums" in the Offer to Purchase is hereby amended to read as follows (changes have been italicized):


     Bear Stearns also reviewed certain publicly available information relating to thirteen completed and pending acquisitions of remaining interests greater than 20% since January 1, 1994 involving publicly traded companies. Such analysis examined the premiums paid by significant shareholders relative to the stock price of the target company one trading day prior, ten trading days prior and thirty trading days prior to the announcement of the transaction. The means of the premiums paid relative to the target's stock price one trading day prior, ten trading days prior and thirty trading days prior in acquisitions of remaining interests were 26%, 44% and 48%, respectively. Bear Stearns does not consider average premiums paid in other transactions to be relevant to evaluating the fairness of any proposed transaction, including the transaction contemplated herein.

PLANS OF THE COMPANY AFTER THE TRANSACTION

     On November 14, 1995, the Company was informed by the Interested Manufacturer that it was not interested in any form of joint venture or business combination with the Company. The Interested Manufacturer indicated that it continues to be interested in joint development of products between the companies. Discussions with the Interested Manufacturer are expected to continue.


FINANCING THE TRANSACTION



     The discussion set forth under the caption "Special Factors -- Financing the Transaction" in the Offer to Purchase is hereby amended and supplemented as follows:



     HEI and a group of five banks have agreed in principle on a term loan of approximately $203,000,000 to finance a portion of the funds required by Purchaser to purchase all Shares validly tendered pursuant to the Offer, to consummate the Merger and to pay all related costs and expenses. The banks are Cho Hung Bank, Citicorp International Ltd., The Commercial Bank of Korea, Ltd., The Korea Development Bank and The Sanwa Bank, Limited. The loan will be for a term of 5 years from the initial drawdown date with an interest ratio of six-month LIBOR plus 47 basis points (approximately 6% as of December 18, 1995). HEI's obligations under the loan agreement will be guaranteed by HHI. HEI intends to repay such facility, and to provide the remaining funds required for the above purposes to the Purchaser, from its available working capital.


                                THE TENDER OFFER


     Section 1. Price Range of Shares; Dividends. According to published financial sources, the high and low last reported sales quotations per Share on the Nasdaq National Market from October 1, 1995 through December 19, 1995 were $4 and $6 1/2. On December 19, 1995, the last full trading day prior to the date of this Supplement, the last reported sales quotation of the Shares as reported on the Nasdaq National Market was $6 3/8.


     Stockholders are urged to obtain a current market quotation for the Shares.

SECTION 2. CERTAIN INFORMATION CONCERNING THE COMPANY


     Financial Information. Set forth below is certain selected consolidated financial information relating to the Company and its subsidiaries which has been excerpted or derived from the financial statements contained in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995 (the "Company September Form 10-Q"). More comprehensive financial information is included in the Company September Form 10-Q, the Offer to Purchase and other documents filed by the Company with the SEC. The financial information that follows is qualified in its entirety by reference to the Company September Form 10-Q and such other documents, including the financial statements and related notes contained therein. The Company September Form 10-Q and such other documents may be examined and copies may be obtained from the offices of the SEC in the manner set forth in Section 7 in the Offer to Purchase.


                               MAXTOR CORPORATION



                            SELECTED FINANCIAL DATA


                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                   UNAUDITED



                                                                       THREE MONTHS ENDED
                                                                          SEPTEMBER 30,
                                                                     -----------------------
                                                                       1995          1994
                                                                     ---------     ---------
    Income Statement Data:
      Revenue......................................................  $ 281,406     $ 174,368
      Income (loss) from operations................................    (41,286)      (52,722)
      Net income (loss)............................................    (44,488)      (54,717)
      Net income (loss) per Share..................................      (0.84)        (1.09)
      Shares used in computing net income (loss) per Share.........     52,866        50,256
      Ratio of earnings to fixed charges...........................       N.M.          N.M.



                                                                     SEPT. 30,     MARCH 25,
                                                                       1995          1995
                                                                     ---------     ---------
    Balance Sheet Data:
      Working capital..............................................     11,058        82,444
      Total assets.................................................    397,757       381,847
      Long-term debt and capital lease obligations due after one
         year......................................................    100,664       101,967
      Total stockholder's equity (deficit).........................     (9,228)       43,903



     Set forth below is certain selected consolidated financial information regarding HEI. The financial information set forth below was prepared in accordance with Korean generally accepted accounting principles ("Korean GAAP"), which differ in certain respects from United States generally accepted accounting principles ("U.S. GAAP"). For example, under Korean GAAP, property, plant and equipment are recorded at cost, except for upward revaluation to give accounting recognition to some extent to the loss in purchasing power of the Korean Won. Such revaluation presents production facilities and buildings at their depreciated replacement cost and land at the prevailing market value, as of the effective date of the revaluation.



     Investments in subsidiaries and affiliated companies are reported at cost, except if the financial condition of the subsidiary of affiliated company has significantly deteriorated, the investment is reduced to its estimated net realizable value. Neither consolidation of subsidiaries nor the equity method of accounting for minority owned companies is applied in the financial statements of HEI.



     The official accounting records of HEI are maintained in Korean Won in accordance with the laws and regulations of the Republic of Korea. HEI considers that it would be unreasonably burdensome to convert the financial information presented below into a presentation in accordance with U.S. GAAP. For the convenience of the reader, the financial data have been translated into U.S. dollars at the rate of 788 Won per U.S. dollar, which was the prevailing rate at December 11, 1994.

                    HYUNDAI ELECTRONICS INDUSTRIES CO., LTD.



                            SELECTED FINANCIAL DATA


                                 (IN THOUSANDS)



                                                                   YEAR ENDED DECEMBER 31,
                                                             ------------------------------------
                                                                1994         1993         1992
                                                             ----------   ----------   ----------
Income Statement:
  Net Sales................................................  $2,646,004   $1,604,205   $1,342,625
                                                             ==========   ==========   ==========
  Net Income...............................................     161,009       69,630        5,428
                                                             ==========   ==========   ==========



                                                                               DECEMBER 31,
                                                              JUNE 30,    -----------------------
                                                                1995         1994         1993
                                                             ----------   ----------   ----------
Balance Sheet:
  Current Assets...........................................  $1,883,778   $1,343,499   $  793,064
  Total Assets.............................................   4,657,183    4,150,174    2,781,763
  Current Liabilities......................................   1,482,229    1,492,756    1,147,189
  Total Liabilities........................................   3,737,287    3,580,049    2,371,166
  Shareholders' Equity.....................................     919,896      570,125      410,597
                                                             ==========   ==========   ==========


SECTION 4. CERTAIN LEGAL MATTERS; REGULATORY APPROVALS.


     Antitrust. Parent has filed with the Antitrust Division a Notification and Report Form with respect to the Offer, the Merger and the other transactions contemplated by the Merger Agreement. The 15 calendar day waiting period following the filing by Parent will expire at 11:59 p.m. on December 21, 1995, unless Parent receives a request for additional information or documentary materials, or the Antitrust Division or the FTC terminates the waiting period prior thereto.



     Exon-Florio Provision. On November 17, 1995, the Purchaser and the Company confirmed that no filings are required with CFIUS under the Exon-Florio Provision with regard to the Offer, the Merger and the other transactions contemplated by the Merger Agreement.



SECTION 5. MISCELLANEOUS.



     Parent, the Purchaser and the Hyundai Shareholders have filed with the SEC amendments to the Schedule 14D-1 pursuant to Rule 14d-3 under the Exchange Act with respect to the Offer. Parent, the Purchaser, the Hyundai Shareholders and the Company have filed with the SEC amendments to the Schedule 13E-3 pursuant to Rule 13e-3 under the Exchange Act with respect to the Offer. The Company has filed with the SEC amendments to the Schedule 14D-9 setting forth the Company's recommendation of the Board of Directors with respect to the Offer and other information required to be included pursuant to Rule 14d-9. Amendment No. 4 to the Schedule 14D-9 is being mailed to stockholders of the Company herewith. Such amendments to the Schedule 14D-1, Schedule 13E-3 and Schedule 14D-9, including exhibits, which furnish certain additional information with respect to the Offer, may be inspected at, and copies may be obtained from, the same places and in the same manner as set forth in Section 7 of the Offer to Purchase (except that they will not be available at the regional offices of the SEC).



                                          Hyundai Acquisition, Inc.



December 20, 1995

                        The Depositary for the Offer is:


                                 CITIBANK, N.A.



           By Mail:                 By Overnight Courier:                By Hand:
        Citibank, N.A.                 Citibank, N.A.                 Citibank, N.A.
       c/o Citicorp Data              c/o Citicorp Data           Corporate Trust Window
      Distribution, Inc.             Distribution, Inc.         111 Wall Street, 5th Floor
         P.O. Box 1429                 404 Sette Drive              New York, New York
   Paramus, New Jersey 07653      Paramus, New Jersey 07652
                                 By Facsimile Transmission:
                                 (For Eligible Institutions
                                            Only)
                                       (201) 262-3240
                                    Confirm by Telephone:
                                       (800) 422-2066



     Any questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. Additional copies of this Supplement, the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be obtained from the Information Agent or the Dealer Manager as set forth below, and will be furnished promptly at the Company's expense. You may also contact your local broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.



                    The Information Agent for the Offer is:


                             D.F. KING & CO., INC.


                                77 Water Street


                            New York, New York 10005


                 Banks and Brokers Call Collect (212) 269-5550


                    All Others Call Toll Free (800) 290-6428



                      The Dealer Manager for the Offer is:


                              MERRILL LYNCH & CO.


                             World Financial Center


                                  North Tower


                         New York, New York 10281-1305


                         (212) 236-4565 (Call Collect)